
03023821

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549


RECD S.E.C.
JUN 2 5 2003
1086

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 (NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996).

For the fiscal year ended ___December 31, 2002________________________________

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE RQUIRED).

For the transition period from _____________ to ________________

Commission file number 333-48185

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Hub Group Employee Profit Sharing and Trust Plan,
as maintained by Hub Group Distribution Services

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hub Group, Inc.
3050 Highland Parkway, Suite 100
Downers Grove, IL 60515

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees having administrative responsibility for the Plans, have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Hub Group Employee Profit Sharing and Trust Plan,
as maintained by Hub Group Distribution Services

By David P. Yeager
David P. Yeager
Vice Chairman and Chief Executive Officer

Dated: June 24, 2003

Grant Thornton

Accountants and Business Advisors

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation of our report of the Hub Group Distribution Services - Hub Group Employee Profit Sharing and Trust Plan dated June 19, 2003, included in this Form 11-K, into the Hub Group Inc. previously filed registration statement Form S-8 (File No. 333-36331).

Grant Thornton LLP

Chicago, Illinois
June 19, 2003

1901 S. Meyers Road
Oakbrook Terrace, IL 60181
T 630.873.2500
F 630.873.2800
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
HUB GROUP DISTRIBUTION SERVICES
HUB GROUP EMPLOYEE PROFIT SHARING AND TRUST PLAN
DECEMBER 31, 2002 AND 2001

CONTENTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Plan Administrator
Hub Group Employee Profit Sharing and Trust Plan

We have audited the accompanying statement of net assets available for benefits of the Hub Group Distribution Services, Hub Group Employee Profit Sharing and Trust Plan (the "Plan") as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these 2002 financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in note B, the 2002 financial statements were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002, and the changes in net assets available for benefits for the year then ended, on the basis of accounting described in note B.

Grant Thornton LLP

Chicago, Illinois
June 19, 2003

1901 S. Meyers Road
Oakbrook Terrace, IL 60181
T 630.873.2500
F 630.873.2800
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International


Wolf&Company LLP
Certified Public Accountants

2100 Clearwater Drive
Oak Brook, Illinois 60523-1927
(630) 545-4500 FAX: (630) 574-7818

INDEPENDENT AUDITOR'S REPORT

To the Plan Administrator of the
Hub Group Employee Profit Sharing and Trust Plan

We have audited the accompanying statement of net assets available for benefits of the HUB GROUP EMPLOYEE PROFIT SHARING AND TRUST PLAN (the "Plan") as of December 31, 2001. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note B, this financial statement was prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, on the basis of accounting described in Note B.

Oak Brook, Illinois
May 16, 2002

Wolf & Company LLP

Hub Group Distribution Services
Hub Group Employee Profit Sharing and Trust Plan
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31,

	2002	2001
Investments (Note C)	$ -	$1,808,388
NET ASSETS AVAILABLE FOR BENEFITS	$ -	$1,808,388

The accompanying notes are an integral part of these statements.

Hub Group Distribution Services
Hub Group Employee Profit Sharing and Trust Plan
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2002

Additions to net assets attributed to:	
Investment income	$ 32,745
Employee contributions	402,655
Rollover contributions	2,524
Employer contributions	104,361
Total additions	542,285
Deductions from net assets attributed to:	
Net depreciation in fair value of investments	305,424
Benefits paid to participants	411,517
Other fees	1,313
Total deductions	718,254
Transfers from the Plan:	
Net employee transfers	(34,130)
Plan merger	(1,598,289)
Total transfers	(1,632,419)
Net decrease	(1,808,388)
Net assets available for benefits:	
Beginning of year	1,808,388
End of year	$ -

The accompanying notes are an integral part of this statement.

Hub Group Distribution Services
Hub Group Employee Profit Sharing and Trust Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE A - DESCRIPTION OF PLAN

The following description of the Hub Group Employee Profit Sharing and Trust Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan established by Hub Group Distribution Services (the "Company") covering all full-time and part-time employees who are 18 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Effective December 31, 2002, the Plan was merged into the Hub Group, Inc. (an affiliate of the Company) Employee Profit Sharing and Trust Plan.

Contributions

Participants may contribute from 1% to 25% of pretax annual compensation as defined in the Plan agreement, subject to certain limitations under the Internal Revenue Code ("IRC"). Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Company provides a matching contribution equal to 50% of the first 6% of each participant's pretax contributions, not to exceed 50% of the first 6% of eligible compensation that a participant contributes to the Plan, or $5,500. A one-year (1,000 hours) waiting period is required for employer contributions with the stipulation that the employee must be on the payroll at December 31 of each year. The Company may also make an annual discretionary profit-sharing contribution in an amount determined by the Board of Trustees. This contribution is allocated to eligible participants at the end of the Plan year based on the ratio of a participant's compensation to the total compensation of all participants for the Plan year. No discretionary profit-sharing contributions were made in 2002.

Participant Accounts

Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions and related Company matching contributions, Company discretionary profit-sharing contributions as well as the participant's share of the Plan's income and any related administrative expenses. Allocations are based on the proportion that each participant's account balance has to the total of all participants' account balances.

NOTE A - DESCRIPTION OF PLAN - Continued

Vesting

Participants are immediately vested in their contributions and employer contributions plus earnings thereon. Certain participants who were merged from a prior plan retained their previous vesting schedule with respect to Company contributions.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or an annuity to be paid in periodic installments. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Hardship Withdrawals

Subject to approval by the Plan administrator, participants may withdraw their employee pretax contributions and rollover contributions, if any, to satisfy immediate and heavy financial needs, as defined in the Plan agreement.

Net Employee Transfers

Certain employees of Hub Group, Inc., an affiliate of the Company, became employees of the Company and certain employees of the Company became employees of Hub Group, Inc. As such, their participant account balances were transferred in and out of the Plan. These transfers are shown in the statement of changes in net assets.

Investment Options

Participants direct the investment of their contributions into various investment options offered by the Plan. Participants are able to change their investment elections on a daily basis.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balances, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates which are commensurate with local prevailing rates. Principal and interest are paid ratably through payroll deductions over periods ranging up to 60 months or longer (i.e., mortgage), as authorized by the Plan administrator.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared using the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America. Under the modified cash basis of accounting, investments are recorded at fair value, income is recorded as earned, and payments and contributions are recorded as the cash is paid or received.

If the Plan's financial statements had been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America, $98,749 and $44,856 of Company and participant contributions receivable, respectively, would have been recorded in the statement of net assets available for benefits as of December 31, 2001. In addition, an excess contribution refundable of $21,220 would have been recorded at December 31, 2001.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results may differ from those estimates.

Investment Valuation

Investments are stated at fair value based on quoted market prices. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan provides for investments in common stock and mutual funds that, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Administrative Expenses

The majority of administrative expenses are paid by the Company.

NOTE C - INVESTMENTS

The following investments held by the trustee represent 5% or more of the Plan's total net assets at December 31, 2001:

Fidelity Magellan Fund	$360,405
Fidelity Contrafund	277,238
Fidelity Investment Grade Bond Fund	119,451
Fidelity Growth & Income Portfolio	278,338
Fidelity Low-Priced Stock Fund	135,518
Fidelity Equity Income II Fund	90,131
Fidelity Diversified International Fund	70,935
Fidelity Retirement Money Market Portfolio	185,328

Net Appreciation (Depreciation) in Fair Value of Investments

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows at December 31:

	2002	2001
Mutual funds	$(232,118)	$(194,444)
Common stock	73,306	3,586
	$(305,424)	$(190,858)

NOTE D - TAX STATUS

The Plan is a Nonstandardized 401(k) Profit Sharing Prototype Plan ("Prototype Plan") sponsored by Fidelity Management and Research Company and adopted by the Company. The Prototype Plan obtained its latest opinion letter on August 24, 1993 in which the Internal Revenue Service ("IRS") stated that the Prototype Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code ("IRC"). The Plan has not requested its own determination letter from the IRS. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes that the Plan was qualified and that the related trust was tax exempt as of the financial statement dates.

NOTE E - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their account balances.

NOTE F - RELATED-PARTY TRANSACTIONS

The Plan invests in shares of mutual funds managed by an affiliate of Fidelity Management Trust Company ("FMTC"). FMTC acts as trustee for the Plan. The Plan also invests in company stocks and allows loans to participants. These transactions qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

At December 31, 2001, the Plan had $70,816 invested in Company stock.